Exhibit 99.2

Convenience translation

Report by the Supervisory Board

of Fresenius Medical Care AG & Co. KGaA

for the Fiscal Year 2018

The past fiscal year was a challenging year for Fresenius Medical Care, in which several developments had a negative impact on the business results and in which the business developments lagged behind the company’s expectations. These included the overall weaker than expected performance of healthcare services in North America and difficult economic conditions in certain emerging markets. As a consequence, the record results achieved in the previous fiscal year 2017 could not be surpassed again as projected, despite good results yet again. Fresenius Medical Care has already identified suitable measures to promote further sustainable, profitable growth for the company and has begun to implement them. This also includes various investments, such as the expansion of the infrastructure for home dialysis in the U.S., which will be possible in the course of the takeover of NxStage Medical, Inc., as well as further investments in future growth markets in the product and service business, for example in China.

Significant events concerning the organization and composition of the management board of the General Partner, Fresenius Medical Care Management AG, (hereinafter the “Management Board”) or the Supervisory Board of Fresenius Medical Care AG & Co. KGaA (hereinafter the “Company”) were, inter alia:

•             New appointment to the Management Board EMEA

Dr. Katarzyna Mazur-Hofsäß has been appointed as member of the Management Board of the General Partner with responsibility for the Europe, Middle East and Africa (EMEA) region with effect from September 1, 2018. She is a trained physician with over 25 years of experience in the medical and pharmaceutical sectors. In the last five years prior to her appointment, she was a member of the management for the EMEA region of the medical technology company Zimmer Biomet Holdings, Inc.

•             Succession in the chairmanship and the vice chairmanship of the Supervisory Board

In the past fiscal year, the Supervisory Board elected Dr. Dieter Schenk in succession to Dr. Gerd Krick, who resigned from his position as member and Chairman of the Supervisory Board following the Annual General Meeting 2018, to the new Chairman of the Supervisory Board, and Mr. Rolf A. Classon in succession to Dr. Schenk as the new Vice Chairman of the Supervisory Board.

•             Replacement to the Supervisory Board

In light of Dr. Krick’s resignation from the Supervisory Board, Professor Dr. Gregor Zünd was appointed by court as a member of the Supervisory Board. The appointment was made in accordance with the profile of skills and expertise that the Supervisory Board resolved for its composition in accordance with the German Corporate Governance Code. The Supervisory Board resolved to propose to the Annual General Meeting on May 16, 2019 that Professor Dr. Zünd be elected as a member of the Supervisory Board for the period until the Annual General Meeting 2021.

The Supervisory Board also in the past fiscal year observed all duties imposed on it by law, the Articles of Association and the Rules of Procedure. In this context it also took into account the recommendations of the German Corporate Governance Code. The Supervisory Board supervised the General Partner, Fresenius Medical Care Management AG, within its responsibility and regularly advised the Management Board. The members of the Supervisory Board in their entirety are familiar with the sectors in which Fresenius Medical Care operates.

All relevant questions of the business policy, the Company’s planning and the strategy were subject to the deliberations of the Supervisory Board. Reports of the Management Board on the progress of the business, the profitability and liquidity as well as on the situation and perspectives of the Company and the Group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management. Additional items on the agenda were discussions on acquisition and investment projects. These as well as also all further significant business events were comprehensively discussed by the Supervisory Board and its committees. Furthermore, the Supervisory Board also in the past year reviewed the development of the acquisitions of the previous years. Key benchmarks for this review were, inter alia, the planning and projections at the time of each respective transaction. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, five meetings of the Supervisory Board, some of which lasted several days, as well as several telephone conferences, took place. No Supervisory Board member attended only half or less than half of the meetings of the Supervisory Board and the committees he or she is a member of. The following table shows the participation of the members in the meetings of the Supervisory Board as well as in the meetings and telephone conferences of the committees held in the past fiscal year:

	Supervisory Board	Audit and Corporate Governance Committee	Nomination Committee	Joint Committee
Rolf A. Classon (since November 30, 2018 Vice Chairman of the Supervisory Board)	5/5	10/10	7/7	0/0
William P. Johnston	5/5	10/10		0/0
Dr. Gerd Krick (until May 17, 2018 Chairman and member of the Supervisory Board)	3/3	5/5	0/0	0/0(1)
Deborah Doyle McWhinney (resigned as member of the Supervisory Board effective November 1, 2018)	4/4	7/9
Dr. Dieter Schenk (since May 17, 2018 Chairman of the Supervisory Board, prior to that Vice Chairman of the Supervisory Board)	5/5	—	7/7
Pascale Witz	4/5	—
Professor Dr. Gregor Zünd (since October 29, 2018 member of the Supervisory Board)	1/1	—

(1) On behalf of the General Partner

The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board also last year was in contact with members of the senior management level. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board — until May 17, 2018 in person of Dr. Krick, thereafter in person of Dr. Schenk — maintained continuous contact with the Management Board outside the meetings, in particular with the Chairman of the Management Board. In case of important occasions or events, the Chairman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year were again strategic considerations. Measures discussed by the Supervisory Board related to both existing and potentially new business areas. Fresnius Medical Care intends to continue to grow strongly in the core business with dialysis products und the treatment of dialysis patients. Key elements for this are the recently completed acquisition of NxStage Medical, Inc. and the strategic global partnership entered into in the past fiscal year with the US medical company Humacyte, Inc. which, after regulatory approval, makes it possible to market the human acellular vessel HUMACYL developed by Humacyte exclusively and worldwide. In addition, the Company made several acquisitions in the past fiscal year, primarily in China, where it acquired interests in various renal and dialysis center operators. These acquisitions are also important strategic steps in the business development of Fresenius Medical Care.

Fresenius Medical Care in the past fiscal year sold the majority stake in Sound Inpatient Physicians Holdings, LLC in light of the strategic development of its own offerings in the care coordination business area in the U.S.

The business development, the competitive situation and the Management Board’s planning in the individual regions and functions were also at the centre of the Supervisory Board’s discussions. Another focus of the discussions and consultations were several extensive investment projects, inter alia for the construction of a new production line in the production facility located in Ogden, USA, for the product freeflux of Fresenius Kabi. In joint consultations with the Management Board, the development of the production quantities and their expansion were discussed. In the past year, the Supervisory Board also informed itself about the quality assurance systems and about the results of the product quality testing in the production facilities.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. With a view to the continued aim of increasing efficiency and the corresponding measures taken by the management already in previous years, the Supervisory Board also informed itself also in the last year about the success of the measures taken to improve the cost situation.

A bond with a volume of EUR 500 million was successfully issued in the year under review.

The Supervisory Board was regularly informed about the company’s compliance. Findings of the internal audit department were also taken into account. In particular, the Supervisory Board has informed itself intensively and on an ongoing basis about the negotiations with the U.S. Department of Justice and the U.S. Securities and Exchange Commission (SEC) concerning alleged violations of provisions of the US Foreign Corrupt Practices Act (“FCPA”) or other anti-corruption laws.

The Supervisory Board also dealt with its own composition and organisation. Dr. Schenk was elected as the new Chairman of the Supervisory Board in succession to Dr. Krick, and Mr. Classon was elected as the new Vice Chairman of the Supervisory Board in succession to Dr. Schenk. In accordance with the profile of skills and expertise to be taken into account for its composition in accordance with the German Corporate Governance Code, the Supervisory Board has further decided that Professor Dr. Zünd shall be proposed to the competent court in succession to Dr. Krick as a member of the Supervisory Board of the Company.

The Supervisory Board has formed committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions. The respective chairmen have regularly reported to the Supervisory

Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found on pages 111 et seqq. of the annual report.

Audit and Corporate Governance Committee

The Audit and Corporate Governance Committee convened four times in the past fiscal year. In addition, six telephone conferences were held. All members, in particular the chairman Mr. William P. Johnston, are financial experts according to Sec. 100 para. 5 of the German Stock Corporation Act. Mr. Johnston has specific knowledge and experience in applying accounting principles and internal control procedures.

In the past year, the committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC. It also discussed the quarterly reports with the Management Board. Furthermore, it dealt with the selection and the independence of the auditor of the annual and consolidated financial statements. In doing so, it also considered additional non-audit services provided by the auditor for the Group. Also, the audit engagement for the report according to Form 20-F, which comprises the consolidated financial statements according to the International Financial Reporting Standards (IFRS), was issued by the committee. The committee further negotiated the fee agreement with the auditor. Key audit matters of the past fiscal year were the recoverability of the carrying amount of goodwill and of long-term financial assets, the measurement of tax provisions and of the provision relating to the FCPA investigations, and the divestiture of the stake in Sound Inpatient Physicians Holdings, LLC.

Furthermore, already in the last year and in accordance with the provisions of Regulation (EU) No 537/2014 of the European Parliament and of the Council of April 16, 2014 (“EU Auditor Regulation”), the Audit and Corporate Governance Committee initiated a tender procedure for the audit of the financial statements for the fiscal year 2020 and subsequent fiscal years. On this basis, and in line with the committee’s preference, the Supervisory Board has resolved to propose PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft to the Annual General Meeting 2020 as the auditor for fiscal year 2020 and to the Annual General Meeting 2019 as auditor for the potential review of interim financial information for fiscal year 2020 that is prepared prior to the Annual

General Meeting 2020. The committee declared that its recommendation was free from undue influence by third parties and that it had not been imposed with a clause restricting the selection options within the meaning of Art. 16 para. 6 of the EU Auditor Regulation.

Representatives of the auditor participated in all meetings and telephone conferences of the committee and informed the members of the committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them.

The Audit and Corporate Governance Committee dealt with the supervision of the accounting and its process, with the effectiveness of the internal control system, the risk management system, the internal audit system, the audit and compliance. With respect to the Company’s compliance, the committee accompanied, inter alia, the already in the past fiscal year substantially concluded review triggered by the alleged violations of provisions of the FCPA. In this context, the committee also dealt with the provision recorded for this purpose as well as a review of the internal control system. In the course of its audit, the auditor audited the internal control and risk management system in relation to the financial reporting as well as the early risk recognition system. The audit showed that the General Partner has appropriately implemented the measures required under Sec. 91 para. 2 of the German Stock Corporation Act, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may affect the Company’s ability to continue as a going concern. With a view to the internal control system over financial reporting and the implementation of the relevant provisions of the Sarbanes-Oxley Act it granted an unqualified audit opinion on February 20, 2019. The Management Board periodically reported to the committee on larger individual risks. It also regularly informed the committee on the compliance situation as well as on the audit plans and results of the internal audit.

The committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and its affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

The chairman of the Audit and Corporate Governance Committee has regularly reported to the Supervisory Board on the results of the discussions and resolutions in the committee.

With a view to the resignation of Dr. Krick and Ms. Deborah Doyle McWhinney from the Supervisory Board of the Company and, at the same time, from the Audit and Corporate Governance Committee, the Supervisory Board in its meeting of February 11, 2019 resolved to appoint Ms. Pascale Witz as an additional member to the Committee.

Nomination Committee

The Nomination Committee prepares candidate proposals and proposes to the Supervisory Board of the Company suitable candidates for its election proposals to the General Meeting. In the past fiscal year, the Nomination Committee convened seven times, also by telephone conferences, to identify suitable candidates for the succession to Dr. Krick and Ms. McWhinney and for proposal to the Supervisory Board.

The Nomination Committee has proceeded well in identifying suitable candidates for the succession to Ms. McWhinney and is already in talks with individual candidates. After completing its preparations, the Nomination Committee will submit its proposal to the Supervisory Board. The Supervisory Board intends to propose to the Annual General Meeting in succession to Ms. McWhinney again a female member or, if such a proposal is not possible before the expiration of the relevant period, to propose to the competent court a female member for appointment as a member of the Supervisory Board of the Company.

Joint Committee

The Company has a Joint Committee which is composed of two representatives nominated by the General Partner as well as two members of the Supervisory Board. For certain matters, the Management Board requires the approval of the Joint Committee. In the past fiscal year, the Joint Committee did not convene since no meeting was required.

Corporate Governance

The Supervisory Board again reviewed the efficiency of its work and also dealt with the exchange of information with the Management Board as well as between the Supervisory Board and its committees. No objections arose in the course of such review.

In some cases, members of the Supervisory Board of the Company are also members of the Supervisory Board of the General Partner. This applies to Messrs. Classon, Johnston, Dr. Krick (Chairman and member of the Supervisory Board until May 17, 2018) and Dr. Schenk. In addition, Dr. Krick is chairman and Dr. Schenk is vice chairman of the supervisory board of Fresenius Management SE. Fresenius Management SE is the general partner of Fresenius SE & Co. KGaA. As of the end of the past fiscal year, Fresenius SE & Co. KGaA held 30.66% of the shares in the Company. It is also the sole shareholder of Fresenius Medical Care Management AG. Dr. Krick is also chairman of the supervisory board of Fresenius SE & Co. KGaA.

In the year under review, consulting or other service relationships between members of the Supervisory Board and the Company did not exist. For legal advisory services that were provided in the fourth quarter of 2017, legal fees in a total amount of approximately €219 THOUS (plus VAT) were paid in the year under review to individual companies of the internationally operating law firm Noerr, of which Dr. Schenk was a partner until December 31, 2017. The Supervisory Board approved the assignments and the payments based on the presentation of detailed information and following corresponding recommendations of the Audit and Corporate Governance Committee. The same applies to the Supervisory Board of Fresenius Medical Care Management AG. With regard to such approvals, Dr. Schenk abstained from voting. The payments were only executed after approval by the Supervisory Board.

The Supervisory Board dealt with the provisions of the German Corporate Governance Code and their application in relation to the group of companies. The Supervisory Board considers, taking into account the shareholder structure, a number of at least three independent Supervisory Board members to be an adequate number of independent members and that the Supervisory Board and its committees comprise an adequate number of independent members. Independent within the meaning of the German Corporate Governance Code are Mr. Classon, Mr. Johnston, Ms. Witz and Professor Dr. Zünd (member of the

Supervisory Board since October 29, 2018). The same applied for Ms. McWhinney (resigned as member of the Supervisory Board effective November 1, 2018). With a view to the regulations of the SEC, the Supervisory Board also considered Dr. Krick (Chairman and member of the Supervisory Board until May 17, 2018) as independent.

There were no conflicts of interest of members of the Management Board or Supervisory Board that would have been required to be disclosed to the Supervisory Board.

In its meeting on March 14, 2018, the Supervisory Board approved a profile of skills and expertise for the entire Supervisory Board. The profile of skills and expertise is available on the Company’s website under www.freseniusmedicalcare.com/en in the section “About us” and there in the sub-section “Supervisory Board”. The Supervisory Board will strive to make its election proposals to the Annual General Meeting in accordance with the profile of skills and expertise. The status of implementation of the profile of skills and expertise is reported in the Corporate Governance Report.

Based on its discussions, the Supervisory Board resolved on the Declaration of Compliance in relation to the German Corporate Governance Code according to Sec. 161 of the German Stock Corporation Act. The Declaration of Compliance was published in December 2018. It is permanently available to the public on the Company’s website www.freseniusmedicalcare.com/en in the section “Investors” and there in the sub-section “Corporate Governance”.

The Corporate Governance Report of the General Partner and of the Supervisory Board together with the Declaration on Corporate Governance is available on pages 111 et seqq. of the annual report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 12, 2019.

Annual and consolidated financial statements

The annual financial statements and the annual management report of Fresenius Medical Care AG & Co. KGaA were prepared in accordance with the regulations of the German Commercial Code (HGB). The consolidated financial statements and consolidated management report follow Sec. 315e of the German Commercial Code in accordance with IFRS as applicable in the European

Union. Accountancy, the annual financial statements, the annual management report as well as the consolidated financial statements and the consolidated annual management report for 2018 were audited by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin. Said company was elected as auditor by resolution of the Annual General Meeting of May 17, 2018 and mandated by the Supervisory Board. The auditor has provided each of the aforementioned documents with an unqualified certificate. The audit reports of the auditor were made available to the Audit and Corporate Governance Committee and the Supervisory Board. The Audit and Corporate Governance Committee reviewed the annual and consolidated financial statements as well as the management reports and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit and Corporate Governance Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management report in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement to the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are be raised by the Supervisory Board as regards the annual financial statements, the annual management report, the consolidated financial statements and the consolidated annual management.

In its meeting on February 11, 2019 the Supervisory Board discussed the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 20, 2019. It contains, inter alia, also the consolidated financial statements.

The annual financial statements and annual management report of Fresenius Medical Care AG & Co. KGaA as well as the consolidated financial statements and the consolidated annual management report for the past fiscal year, as presented by the General Partner, were approved by the Supervisory Board at its meeting on March 12, 2019.

The Supervisory Board also approved the General Partner’s proposal for the application of profit which provides for a dividend of € 1.17 for each share.

Separate non-financial group report

The separate non-financial group report of Fresenius Medical Care AG & Co. KGaA was prepared in accordance with the regulations of the German Commercial Code (HGB) and will be published separate from the management report. Fresenius Medical Care reports selected non-financial information in reference to the international sustainability standard of the Global Reporting Initiative (GRI).

The Supervisory Board made use of the possibility to have the separate non-financial group report verified by an external auditor. The separate non-financial group report has been subject to a limited assurance engagement by KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, in accordance with the international standard on assurance engagements ISAE 3000. KPMG AG Wirtschaftsprüfungsgesellschaft expressed a limited assurance conclusion and issued a respective assurance statement.

The Supervisory Board reviewed the separate non-financial group report. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement by the auditor. The representatives of the auditor who signed the note on the limited assurance engagement participated in the discussions of the Supervisory Board of the separate non-financial group report. They reported to the Supervisory Board on the significant findings of their limited assurance engagement and were available for additional information. Also according to the final results of its own review, no objections are be raised by the Supervisory Board as regards the separate non-financial group report.

Dependency report

The General Partner prepared a report on its relationships to Fresenius SE & Co. KGaA and the latter’s affiliates in accordance with Sec. 312 of the German Stock Corporation Act for the past fiscal year. The report contains the following final declaration:

“In conjunction with the legal transactions and measures set out in the report on relationships with affiliated companies, and on the basis of the circumstances of which we were aware at the time when the legal transactions were carried out or when the measures were taken or not carried out, FMC-AG & Co. KGaA has received adequate consideration for every legal transaction, and has not suffered any disadvantage as a result of the fact that measures have or have not been carried out.”

Both the Audit and Corporate Governance Committee and the Supervisory Board received the dependency report in good time and reviewed it. The auditor participated in the relevant meetings. It reported on the main results of his audit and was available for additional information. On February 19, 2019, the auditor added the following certificate to that dependency report:

“Based on our audit and the conclusions reached, we confirm that 1. the disclosures made in the report are factually correct, 2. the consideration received or paid by the Company for each legal transaction disclosed in the report was not unreasonably high, 3. there are no other circumstances relating to the transactions and measures disclosed in the report which would lead to a conclusion different to the one reached by the personally liable shareholder (General Partner).”

The Audit and Corporate Governance Committee and the Supervisory Board concur with the assessment of the auditor. Following the final results of the review by the Supervisory Board, it does not raise any objections against the declaration of the General Partner at the bottom of the report on the relationships to affiliates.

Changes in the Supervisory Board and acknowledgements

Dr. Krick has resigned from his office as Chairman and member of the Supervisory Board after the Annual General Meeting on May 17, 2018. After the founding of the Company in 1996, Dr. Krick was initially chairman of the Management Board of Fresenius Medical Care and in this function laid the foundation for the worldwide success of the Company. Two years later, he took over as Chairman of the Supervisory Board. The Supervisory Board would like to thank him for his very valuable work and untiring commitment to the benefit of the Company.

The Supervisory Board also thanks Ms. McWhinney, who resigned from the Supervisory Board effective November 1, 2018 for personal and familial reasons. The Supervisory Board expresses its gratitude for her energetic and valuable commitment.

Finally, the Supervisory Board also thanks the members of the Management Board as well as all employees of the group for their commitment. Thank you very much for the still successful work performed in a challenging environment in the past fiscal year!

Bad Homburg v.d. Höhe, March 12, 2019

On behalf of the Supervisory Board

sgd. Dr. Dieter Schenk

Chairman